UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

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Nature’s Sunshine Products, Inc.
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(Name of Issuer)

Common Stock, no par value
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(Title of Class of Securities)

639027101
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(CUSIP Number)

Paradigm Capital Management, Inc.
Nine Elk Street
Albany, NY 12207

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
405 Lexington Avenue
7th Floor
New York, NY 10001
(646) 434-1661
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 639027101
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Paradigm Capital Management, Inc.
14-1770168
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6	Citizenship or Place of Organization
New York
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Number of	7	Sole Voting Power 1,419,537

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Shares
Beneficially	8	Shared Voting Power 0
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Owned by
Each	9	Sole Dispositive Power 1,419,537
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Reporting
Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,419,537
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
9.15%
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14	Type of Reporting Person (See Instructions)

CO
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CUSIP No. 639027101
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Candace K. Weir
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

PF
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6	Citizenship or Place of Organization
United States
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Number of	7	Sole Voting Power 1,419,537

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Shares
Beneficially	8	Shared Voting Power 0
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Owned by
Each	9	Sole Dispositive Power 1,419,537
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Reporting
Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,419,537
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
9.15%
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14	Type of Reporting Person (See Instructions)

IN
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This statement constitutes Amendment No. 1 to the Schedule 13D filed May 29, 2009.  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D/A is amended and restated as follows:

(a)-(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement  include the shares of Common Stock held by the applicable Reporting Person as well as those additional shares of Common Stock as such Reporting Person may be deemed to beneficially own as a control person or a member of a group.

As of March 2, 2010, each of the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 1,419,537 shares of Common Stock.  Such shares constitute approximately 9.15% of the issued and outstanding shares of the Common Stock (based upon the 15,510,159 shares of the Common Stock stated to be issued and outstanding as of November 9, 2009 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).  Each Reporting Person has the sole or shared power to vote or direct the vote of the shares described in the responses of such Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares, in each case as described in such responses.

(c)  Within the past 60 days, a client of Paradigm Capital Management, Inc. (“Paradigm”) withdrew certain assets from management by Paradigm, including 159,200 shares of Common Stock, thereby reducing the Reporting Persons’ beneficial ownership of Common Stock to 1,419,547, which constitutes approximately 9.15% of the issued and outstanding shares of the Common Stock.

(d)  None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Persons.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:  March 10, 2010

PARADIGM CAPITAL MANAGEMENT, INC.

By: /s/ Carl Florio

Name: Carl Florio
Title: Director and Vice Chairman

/s/ CANDACE KING WEIR

Name: Candace King Weir